Contact

www.linkedin.com/in/johndmitchell1
(LinkedIn)

Top Skills

Public Speaking

Training

Program Evaluation

JD Mitchell

Startup Founder

Louisville, Kentucky, United States

Experience

Modica

Co-Founder

May 2022 - Present (4 months)

Louisville, Kentucky, United States

Conceived, developed, produced and launched the world's first superfood cocktail mix.

Mercer

6 years 7 months

Senior Account Manager

June 2017 - May 2022 (5 years)

Louisville, Kentucky Area

Senior Client Services Representative

November 2015 - May 2017 (1 year 7 months)

Louisville, Kentucky

Inspire U.S.

National Curriculum Development & Training Specialist

December 2014 - August 2015 (9 months)

Louisville, KY

Community Montessori

Teen Advisor

June 2013 - December 2014 (1 year 7 months)

New Albany, IN

Peace Corps

English Language Teacher Trainer

May 2011 - May 2013 (2 years 1 month)

Ethiopia

Education

University of Louisville

Master of Business Administration (M.B.A.), Entrepreneurship · (2016 - 2018)

Ball State University

Bachelor's Degree, English · (2007 - 2011)